Exhibit 99.1

Freightos Announces Record Q1 2023 Transactions and Achieves High End of Guidance

Transactions on Freightos Platform continue streak of 13 record quarters, confirming again sustainable marketplace growth flywheel. Carriers providing marketplace supply diversify and expand to 37. Freightos achieved close to 60% IFRS gross margins (65% non-IFRS) and introduces Q2 guidance predicting another record quarter of Transactions.

May 23, 2023 – Jerusalem /PRNewswire/ - Freightos Limited (Nasdaq: CRGO), a leading vendor-neutral booking and payment platform for the international freight industry, today reported financial results for the quarter ended March 31, 2023.

“The first quarter of 2023 set yet another record number of Transactions on the Freightos platform. Growth continued despite the headwinds from a contracting global freight market. There are indications that this contraction has bottomed out with Freightos Baltic Index FBX01, which tracks container shipping costs from China to the West Coast of the United States, now up 50% from the first quarter low,” said Zvi Schreiber, founder and CEO. “We continue to see strong profit margins and positive unit economics as our ecosystem encompasses more buyers and freight service providers than ever, including a 29% year-over-year increase in the number of unique buyer users.”

“We’re pleased to reaffirm our 2023 guidance as it relates to Revenue, Adjusted EBITDA and Transactions, while the ultimate Gross Bookings Value (GBV) of the Transactions will depend on freight market price levels,” said Ran Shalev, CFO. “Taking into account market conditions, we continue to invest in growth while carefully monitoring spending, both in terms of hirings and expenses, and have already taken actions to reduce full-year spending. Our Adjusted EBITDA losses primarily reflect our investments in R&D and new customer acquisition which we believe will pay off handsomely given our strong retention and high-margin positive unit economics. Despite increased public company expenses in the second quarter relative to the first quarter, our cash burn is expected to stay roughly flat and we expect to see cash burn decline as revenues increase.”

“Global freight’s digitalization is continuing at the rapid pace we’ve been witnessing since 2019,” continued Zvi Schreiber. “We’re seeing strong, persistent adoption of instant digital bookings that span the entire freight procurement lifecycle, from manufacturers to forwarders to carriers, as well as indicators that our market share in our fastest growing segment, air cargo eBookings, continues to expand. In addition, we’re seeing positive initial growth in both our payment and data solutions, which help us to continue to grow revenue. I’m proud that we’re continuously innovating in areas like our Transportation Management Systems integrations, which makes our platform stickier, while introducing new sales channels, such as Freightos Terminal, which is being well received and generates high profit margins.”

FY Q1 2023 financial highlights

●	Revenue of $4.8 million for Q1 2023, an increase of 9.9% compared to Q1 2022, or 11.3% on a constant currency basis.
●	IFRS Gross Margin of 58.3%, compared to 61.7% in Q1 2022. Non-IFRS Adjusted Gross Margin of 65.0%, compared to 66.5% in Q1 2022
●	IFRS operating loss of $58.0 million, compared to a loss of $4.2 million in Q1 2022, primarily due to a one-time non-cash share listing charge of $46.7 million incurred upon the business combination with Gesher I Acquisition Corp (see Adjusted EBITDA below).
●	IFRS loss per basic and diluted share of $1.38 compared to IFRS net loss per basic and diluted share of $0.86 in Q1 2022, while non-IFRS net loss per basic and diluted share of $0.17, compared to non-IFRS net loss per basic and diluted share of $0.73 in Q1 2022.
●	Adjusted EBITDA in Q1 2023 of negative $5.8 million, compared to negative $3.3 million in Q1 2022 due to public company costs and increased investment in growth.

Recent business highlights

●	Transaction Growth: Freightos achieved a record 229 thousand Transactions, up 100% year over year, and GBV (Gross Booking Value) of $168.7 million. This represents the 13th consecutive quarter of record platform Transactions.
●	Take Rate: Freightos continues to invest in increasing its take rate as it adds more value across the ecosystem. During 2023, take rates on the highest-growth segment, air cargo bookings, continued to grow as the robustness and value of the network grow, increasing significantly.
●	Unique Buyer Users: The number of unique buyer users digitally booking freight services across the Freightos Platform grew 29% compared to Q1 2022, reaching 16 thousand.
●	Carrier Growth: Carriers selling on the platform, primarily on WebCargo, reached 37 in Q1 2023, up 19% year over year. To date, carriers available on the platform represent approximately 57% of global cargo capacity. During 2023, carriers represented on the platform have grown more diverse with JetBlue launching domestic air cargo bookings on WebCargo via AeroNex, and the launch of a number of Chinese masterloaders.
●	Freightos Terminal Launch: Freightos Terminal, a real-time global freight market intelligence solution, was launched in May 2023 after an extensive beta period. Terminal combines air and ocean pricing and transit times on an individual lane level, with Freightos Air Index (FAX) and Freightos Baltic Index (FBX), and push notifications on market-moving global freight events. Freightos data solutions are already used by companies like ABInBev, Daimler, Amazon, UPS, Cummins and others.
●	Freightos.com Enterprise: Following a successful pilot, Electrolux, a global leader in home appliances, announced a new partnership with Freightos to improve its freight booking process across its forwarders and carriers. The pilot demonstrated significant cost savings for Electrolux, as well as reduced booking timelines. Freightos is now in the process of offering the same solution to other global manufacturers and retailers.

●	Channel Integrations: Freight forwarders and software providers continued to leverage WebCargo and Freightos within their platforms in order to take advantage of real-time pricing, booking and sales within their existing tool stack. This channel sales approach has accelerated in 2023, with WebCargo integrations with a number of Transportation Management Systems (TMSs), including Neurored, Xinerji, CargoSoft, dbh and others, thereby embedding the Freightos Platform in the transactional infrastructure of the industry.
●	Payments: While still early days, Freightos continues to make strong progress on payments, with air cargo payments conducted using our solution growing over 30% since Q4 2022. The payments team has also expanded, including bringing on a seasoned financial executive to spearhead these efforts. Freightos expects payments to be an important part of our growing monetization in the future.

Financial outlook

Management Expectations
	Q2 2023	FY 2023 as of Q2
# Transactions	239,500 - 244,500	1,024,500 - 1,115,500
Year over Year Growth	109% - 113%	53% - 67%
GBV ($m)	$ 159.1 - $ 162.4	$ 694.5 - $ 739.8
Year over Year Growth	26% - 29%	14% - 21%
Revenue ($m)	$ 5.0 - $ 5.2	$ 22.3 - $ 23.6
Year over Year Growth	9% - 13%	15% - 22%
Adjusted EBITDA ($m)	$ (6.0) - $ (5.7)	$ (24.6) - $ (21.2)

This outlook assumes current currency exchange rates, freight price levels and freight volumes. GBV expectations were updated to reflect current freight price levels, while other expectations are unchanged from last quarter.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos’ and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including competition and the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to inflation, armed conflict or otherwise; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos may be adversely affected by other economic, business and/or competitive factors; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Freightos’ annual report on Form 20-F filed with the SEC on March 30, 2023, under the heading “Risk Factors,” and any other risk factors Freightos includes in any subsequent reports on Form 6-K furnished to the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos does not presently know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. Not all of the financial information in this press release has been audited.

This press release includes revenue on a constant currency basis, a measure not presented in accordance with IFRS and certain financial measures not presented in accordance with generally accepted accounting principles (“IFRS”) including, but not limited to, Adjusted EBITDA. These measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that revenue on a constant currency basis, Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Definitions

●	Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Unique buyer users represent the number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	Constant Currency: Comparative information calculated by translating Freightos’ current period financial results using the prior period’s monthly exchange rates (or other applicable rates, as indicated).
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions include trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of transactions canceled during the same time period.
●	Adjusted EBITDA: Adjusted EBITDA represents net loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, changes in the fair value of contingent consideration, operating expense settled by issuance of shares, redomicile costs, share listing expense, change in fair value of warrants and transaction-related costs and non-recurring expenses associated with the business combination with Gesher I Acquisition Corp.

Earnings Webcast

Freightos will hold a public webcast at 8:30 a.m. EDT on May 23, 2023 to discuss the results for its Q1 2023 and financial outlook. The live call may be accessed via Zoom or a dial in number. An archived webcast can be accessed from Freightos’ Investor Relations website following the call. To register for this conference call, please use this link. Registrants will receive confirmation with dial-in details.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Eytan Buchman

ir@freightos.com

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network. Incorporated in the Cayman Islands with offices around the world, Freightos is a Nasdaq-listed company trading under Nasdaq:CRGO. More information is available at freightos.com/investors.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	March 31, 2023	December 31, 2022
	(unaudited)	(audited)
Assets
Current Assets:
Cash and cash equivalents	$46,778	$6,492
User funds	3,309	3,328
Trade receivables, net	2,390	1,936
Short term bank deposit	20,160	-
Other receivables and prepaid expenses	953	1,215
	73,590	12,971

Non-current Assets
Property and equipment, net	746	767
Right-of-use assets, net	1,210	1,384
Intangible assets, net	9,051	9,465
Goodwill	15,628	15,628
Deferred taxes	603	573
Other long-term assets	1,682	1,018
	28,920	28,835

Total assets	$102,510	$41,806

Liabilities and Equity
Current liabilities:
Short-term bank loan and credit	$-	$2,505
Trade payables	4,107	3,234
User accounts	3,309	3,328
Current maturity of lease liabilities	611	613
Accrued expenses and other payables	5,627	7,400
	13,654	17,080

Long Term Liabilities:
Lease liabilities	254	395
Employee benefit liabilities, net	1,281	1,294
Warrants liability	2,968	-
Other long-term liabilities	1,404	1,377
	5,907	3,066

Equity:
Share capital	*)	*)
Share premium	250,805	140,229
Reserve from remeasurement of defined benefit plans	137	137
Accumulated deficit	(167,993)	(118,706)
Total equity	82,949	21,660

Total liabilities and equity	$102,510	$41,806

*) Represents an amount lower than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Revenue	$4,823	$4,389
Cost of revenue	2,013	1,683
Gross profit	2,810	2,706
Operating expenses:
Research and development	2,997	2,474
Selling and marketing	3,620	2,231
General and administrative	3,733	2,183
Transaction-related costs	3,703	-
Share listing expense (1)	46,717	-
Total operating expenses	60,770	6,888
Operating loss	(57,960)	(4,182)
Change in fair value of warrants	7,957	-
Finance income	852	61
Finance expenses	(133)	(134)
Financing income (expenses), net	719	(73)
Loss before taxes on income	(49,284)	(4,255)
Income taxes (tax benefit)	3	(13)
Loss	$(49,287)	$(4,242)
Other comprehensive loss (net of tax effect):
Remeasurement loss from defined benefit plans	-	-
Total components that will not be reclassified subsequently to profit or loss	-	-
Total comprehensive loss	$(49,287)	$(4,242)
Basic and diluted loss per Ordinary share	$(1.38)	$(0.86)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	36,231,234	7,417,203

(1)	Represents non-recurring, non-cash share-based listing expense incurred in connection with the business combination with Gesher I Acquisition Corp.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Month Ended
	March 31,
	2023	2022
	(unaudited)	(unaudited)
Cash flows from operating activities:
Loss	$(49,287)	$(4,242)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	643	521
Share listing expense	46,717	-
Change in fair value of warrants	(7,957)	-
Changes in the fair value of contingent consideration	(258)	127
Share-based compensation	582	358
Finance income , net	(461)	(54)
Income taxes (tax benefit)	3	(13)
	39,269	939
Changes in asset and liability items:
Decrease in user funds	26	236
Decrease in user accounts	(26)	(236)
Decrease (increase) in other receivables and prepaid expenses	70	(342)
Decrease (increase) in trade receivables	(452)	70
Increase in trade payables	926	392
Decrease in accrued severance pay, net	(5)	(15)
Decrease in accrued expenses and other payables	(3,244)	(215)
	(2,705)	(110)
Cash received during the year for:
Interest received, net	359	24
Taxes paid	-	-
	359	24
Net cash used in operating activities	(12,364)	(3,389)
Cash flows from investing activities:
Purchase of property and equipment	(46)	(80)
Proceeds from sale of property and equipment	1	1
Acquisition of a subsidiary, net of cash acquired (a)	-	(4,183)
Payment of payables for previous acquisition of a subsidiary	(136)	(156)
Investment in long-term assets	(453)	(182)
Investment in short-term bank deposits	(20,000)	-
Net cash used in investing activities	(20,634)	(4,600)
Cash flows from financing activities:
Proceeds from the issuance of share capital and warrants net of transaction costs	76,044	-
Repayment of lease liabilities	(140)	(128)
Repayment of short-term bank loan and credit	(2,504)	-
Exercise of options	19	21
Net cash provided by (used in) financing activities	73,419	(107)
Exchange differences on balances of cash and cash equivalents	(135)	(80)
Increase (decrease) in cash and cash equivalents	40,286	(8,176)
Cash and cash equivalents at the beginning of the period	6,492	25,079
Cash and cash equivalents at the end of the period	$46,778	$16,903
(a) Acquisition of an initially consolidated subsidiary:
Working capital (excluding cash and cash equivalents)	$-	$(992)
Other receivables	-	163
Property and equipment	-	12
Intangible assets	-	5,734
Goodwill	-	7,607
Shares issued	-	(6,573)
Contingent consideration	-	(1,768)
Acquisition of a subsidiary, net of cash acquired	$-	$4,183
(b) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	$-	$74
Issuance of shares for previous acquisition of a subsidiary	$113	-

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT

(in thousands, except gross margin data)

	Three Month Ended
	March 31,
	2023	2022
	(unaudited)
IFRS gross profit	$2,810	$2,706
Add:
Share-based compensation	82	34
Depreciation & Amortization	242	180
Non-IFRS gross profit	$3,134	$2,920
IFRS gross margin	58.3%	61.7%
Non-IFRS gross margin	65.0%	66.5%

RECONCILIATION OF IFRS OPERATING LOSS TO ADJUSTED EBITDA

(in thousands)

	Three Month Ended
	March 31,
	2023	2022
	(unaudited)
Operating loss	$(57,960)	$(4,182)
Add:
Share-based compensation	582	358
Depreciation & Amortization	643	521
Share listing expense	46,717	-
Non-recurring expenses	499	-
Transaction-related costs	3,703	-
Adjusted EBITDA	$(5,816)	$(3,303)
Adjusted EBITDA margins	(121)%	(75)%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Month Ended
	March 31,
	2023	2022
	(unaudited)
IFRS loss attributable to ordinary shareholders	$(49,287)	$(4,242)
Add:
Share-based compensation	582	358
Depreciation & Amortization	643	521
Share listing expense	46,717	-
Non-recurring expenses	499	-
Transaction-related costs	3,703	-
Changes in the fair value of contingent consideration	(258)	127
Change in fair value of warrants	(7,957)	-
Non IFRS loss	$(5,358)	$(3,236)
Non IFRS Basic and diluted loss per Ordinary share	$(0.17)	$(0.73)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	36,231,234	7,417,203